UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

UroGen Pharma Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Titles of Class of Securities)

M96088105
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M96088105		13G	Page 2 of 14
1	NAME OF REPORTING PERSON Wildcat Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 533,139 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 533,139 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 533,139 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.54%(1)
12	TYPE OF REPORTING PERSON IA

(1) The calculation assumes that there are a total of 20,979,580 ordinary shares, par value NIS 0.01 per share outstanding as of November 4, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019.

CUSIP No. M96088105		13G	Page 3 of 14
1	NAME OF REPORTING PERSON Wildcat – Liquid Alpha, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 148,312
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 148,312
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,312
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.71%(2)
12	TYPE OF REPORTING PERSON OO

(2) The calculation assumes that there are a total of 20,979,580 ordinary shares, par value NIS 0.01 per share outstanding as of November 4, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019, filed with the SEC on November 12, 2019.

CUSIP No. M96088105		13G	Page 4 of 14
1	NAME OF REPORTING PERSON Infinity Q Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 622,723 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 622,723 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,723 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.97%(3)
12	TYPE OF REPORTING PERSON IA

(3) The calculation assumes that there are a total of 20,979,580 ordinary shares, par value NIS 0.01 per share outstanding as of November 4, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019, filed with the SEC on November 12, 2019.

CUSIP No. M96088105		13G	Page 5 of 14
1	NAME OF REPORTING PERSON Infinity Q Management Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 622,723 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 622,723 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,723 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.97%(4)
12	TYPE OF REPORTING PERSON OO

(4) The calculation assumes that there are a total of 20,979,580 ordinary shares, par value NIS 0.01 per share outstanding as of November 4, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019, filed with the SEC on November 12, 2019.

CUSIP No. M96088105		13G	Page 6 of 14
1	NAME OF REPORTING PERSON Infinity Q Diversified Alpha Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 622,723
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 622,723
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,723
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.97%(5)
12	TYPE OF REPORTING PERSON IV

(5) The calculation assumes that there are a total of 20,979,580 ordinary shares, par value NIS 0.01 per share outstanding as of November 4, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019, filed with the SEC on November 12, 2019.

CUSIP No. M96088105		13G	Page 7 of 14
1	NAME OF REPORTING PERSON Bonderman Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 533,139 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 533,139 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 533,139 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.54% (6)
12	TYPE OF REPORTING PERSON PN

 (6) The calculation assumes that there are a total of 20,979,580 ordinary shares, par value NIS 0.01 per share outstanding as of November 4, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019, filed with the SEC on November 12, 2019.

CUSIP No. M96088105		13G	Page 8 of 14
1	NAME OF REPORTING PERSON Leonard A. Potter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,155,862 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,155,862 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,155,862 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.51% (7)
12	TYPE OF REPORTING PERSON IN

 (7) The calculation assumes that there are a total of 20,979,580 ordinary shares, par value NIS 0.01 per share outstanding as of November 4, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019, filed with the SEC on November 12, 2019.

CUSIP No. M96088105		13G	Page 9 of 14
1	NAME OF REPORTING PERSON James Velissaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 622,723 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 622,723 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,723 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.97% (7)
12	TYPE OF REPORTING PERSON IN

(8) The calculation assumes that there are a total of 20,979,580 ordinary shares, par value NIS 0.01 per share outstanding as of November 4, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019, filed with the SEC on November 12, 2019.

Item 1(a). Name of Issuer:

UroGen Pharma Ltd (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

499 Park Avenue

New York, New York 10014

Item 2(a). Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed jointly on behalf of Wildcat Capital Management, LLC (“Wildcat”), Wildcat – Liquid Alpha, LLC (“WLA”), Infinity Q Capital Management, LLC (“IQCM”), Infinity Q Management Equity, LLC (“IQME”), Infinity Q Diversified Alpha Fund (“IQDA”), Bonderman Family Limited Partnership (“BFLP”), Leonard A. Potter and James Velissaris (each, a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1) under the Act. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” within the meaning of Section 13(d)(3) of the Act exists.

The agreement required by Rule 13d-1(k)(1)(iii) was previously filed with the SEC as Exhibit A to the Schedule 13G filed by the Reporting Persons on April 18, 2016 and is incorporated by reference herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of Wildcat, IQCM, IQME, IQDA, Leonard A. Potter and James Velissaris is:

888 7th Avenue, 37th Floor

New York, New York 10106

The principal business address of each of BFLP and WLA is:

301 Commerce Street, Suite 3150

Fort Worth, Texas 76102

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Ordinary Shares, par value NIS 0.01 per share (“Ordinary Shares”)

Item 2(e).  CUSIP Number: M96088105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4. Ownership

(a)	Amount Beneficially Owned:

WLA holds 148,312 shares of Ordinary Shares (the “WLA Shares”) and BFLP holds 384,827 shares of Ordinary Shares (the “BFLP Shares”). Wildcat may be deemed to beneficially own the WLA Shares and the BFLP Shares based on having voting power, which includes the power to vote or to direct the voting of such shares, and investment power, which includes the power to dispose, or direct the disposition of, such shares, pursuant to the terms of each of the WLA and BFLP operating agreements and an investment management agreement by and between Wildcat and each of WLA and BFLP, respectively. Pursuant to the terms of the investment management agreement, each of WLA and BFLP (i) delegates investment power with respect to the WLA Shares and the BFLP Shares, respectively, to Wildcat and (ii) may direct Wildcat to proscribe a particular investment, investment strategy or investment type. The investment management agreement can be terminated by BFLP or WLA upon 15 days’ prior written notice or by Wildcat upon 90 days’ prior written notice. BFLP owns a majority of the outstanding membership interests of WLA and may be deemed to beneficially own the WLA Shares.

IQDA holds 622,723 shares of Ordinary Shares (the “IQDA Shares”). IQCM may be deemed to beneficially own the IQDA Shares based on having voting power, which includes the power to vote or to direct the voting of such shares, and investment power, which includes the power to dispose, or direct the disposition of, such shares, pursuant to the terms of an investment management agreement by and between IQCM and Trust for Advised Portfolios on behalf of IQDA. Pursuant to the terms of the investment management agreement, IQDA (i) delegates investment power with respect to the IQDA Shares to IQCM and (ii) may direct IQCM to proscribe a particular investment, investment strategy or investment type. The investment management agreement can be terminated by either party upon 60 days’ prior written notice. As the members of IQCM, each of BFLP and IQME has the right to appoint one manager of IQCM, and each of BFLP and IQME may be deemed to beneficially own the IQDA Shares. Mr. Velissaris is the sole manager of IQME. Because of the relationship of Mr. Velissaris to IQME, Mr. Velissaris may be deemed to beneficially own the IQDA Shares.

Mr. Potter is an officer and the sole member of Wildcat. Because of the relationship of Mr. Potter to Wildcat, Mr. Potter may be deemed to beneficially own the WLA Shares and the BFLP Shares.

Messrs. Potter and Velissaris are co-managers, and Chief Executive Officer and Chief Investment Officer, respectively, of IQCM. Because of the relationship of Messrs. Potter and Velissaris to IQCM, each of Messrs. Potter and Velissaris may be deemed to beneficially own the IQDA Shares.

IQCM is managed separately and operated independently of Wildcat. IQCM employs its own investment strategy and operates in accordance with its own investment mandate, including the independent exercise of voting and investment powers with respect to securities held directly by IQDA. Accordingly, (i) each of Wildcat and WLA disclaims beneficial ownership of any shares of Common Stock beneficially owned by IQCM, IQME, IQDA and Mr. Velissaris, (ii) except to the extent indicated herein in respect of shares of Common Stock that WLA holds, WLA disclaims beneficial ownership of any shares of Common Stock beneficially owned by Wildcat, BFLP and Mr. Potter and (iii) each of IQCM, IQME, IQDA and Mr. Velissaris disclaims beneficial ownership of any shares of Common Stock beneficially owned by Wildcat or WLA, and, except to the extent indicated herein in respect of shares of Common Stock that IQCM, IQME, IQDA or Mr. Velissaris hold, any shares of Common Stock beneficially owned by BFLP and Mr. Potter.

(b)	Percent of Class:
See responses to Item 11 on each cover page.
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: See responses Item 5 on each cover page.
	(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
	(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
	(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See response to Item 4(a) above.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10.   Certification.

By signing below each party certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: February 14, 2020

Wildcat Capital Management, LLC

By:	/s/ Leonard A. Potter
Name:	Leonard A. Potter
Title:	President

Wildcat – Liquid Alpha, LLC

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	President

Infinity Q Capital Management, LLC

By:	/s/ Leonard A. Potter
Name:	Leonard A. Potter
Title:	Chief Executive Officer

Infinity Q Management Equity, LLC

By:	/s/ James Velissaris
Name:	James Velissaris
Title:	Sole Manager

Infinity Q Diversified Alpha Fund

By: Infinity Q Capital Management, LLC

By:	/s/ Leonard A. Potter
Name:	Leonard A. Potter
Title:	Chief Executive Officer

Bonderman Family Limited Partnership

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	President

Leonard A. Potter

By:	/s/ Leonard A. Potter
Name:	Leonard A. Potter

James Velissaris

By:	/s/ James Velissaris
Name:	James Velissaris

Page 14 of 14